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                                                                    EXHIBIT 99.1


                              Accountants' Consent

The Board of Directors
Lorus Therapeutics Inc.



We consent to the use of our report dated July 3, 2003, included in this annual report on Form 40-F.


/s/ KPMG LLP
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Chartered Accountants
Toronto, Canada
November 18, 2003